Filed by Alcan Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933,
                             as amended, and deemed filed pursuant to Rule 14d-2
                             of the Securities Exchange Act of 1934, as amended.

                                                  Subject Company: Pechiney
                                                   Registration Statement No. 333-106851
                                                              Date: September 19, 2003

Further information

Alcan has filed with the Securities and Exchange Commission a registration statement to register the Alcan Common Shares to be issued in the proposed transaction, including related tender/exchange offer materials. Investors and Pechiney securityholders are urged to read the registration statement and related tender/exchange offer materials (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and Pechiney securityholders may obtain a free copy of the registration statement and related tender/exchange offer materials (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov and Pechiney securityholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Alcan.

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of Pechiney, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to a prospectus and related materials that Alcan expects to send to Pechiney securityholders. These securities may not be sold, nor may offers to buy be effected prior to the time the registration statement becomes effective. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statement

Certain statements made in this communication are forward-looking statements. Although Alcan's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed under "Cautionary Statement Concerning Forward-Looking Statements " and "Risk Factors" in the preliminary prospectus included in the registration statement we have filed with the SEC in connection with our proposed offer for certain securities of Pechiney. See the previous paragraph for information about how you can obtain a free copy of the registration statement.

PRESS RELEASE ISSUED BY PECHINEY

September 18, 2003

At the request of the French Commission des opérations de bourse, Alcan has issued a press release in order to provide additional information with respect to its offer to the shareholders of Pechiney.

As expected by the French Commission des opérations de bourse, Pechiney hereby draws the attention of its shareholders to the contents of Alcan's press release, which are as set forth below (the following is a translation into English by Pechiney of Alcan's press release, which was issued in French only; this translation is therefore for convenience only).

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« Montreal, Canada ; Paris, France - 18 September 2003 - Alcan Inc. (NYSE, TSX : AL) At the request of the Commission des opérations de bourse, Alcan wishes, by way of certain examples, to clarify the terms of the proposed tender offer filed with the Conseil des marchés financiers and the Commission des opérations de bourse on September 15, 2003.

As indicated in the press releases issued by Alcan and Pechiney on September 12, 2003, Pechiney's board of directors has recommended Alcan's proposed offer.

As also indicated in the press release issued on September 15, 2003, Alcan will deliver (in addition to any Additional Consideration that may be paid), for each 1 Pechiney Common Share or each 10 Pechiney Bonus Allocation Rights, € 24.60 in cash and the number of Alcan Common Shares equal to (a) 22.9 divided by (b) the "Reference Value", defined as the greater of (i) 27.4 and (ii) the "Average Value" as defined below. Alcan reserves the right to substitute an equivalent amount of cash in place of all or a portion of the Alcan Common Shares to be delivered, valued at the Reference Value (The fraction of an Alcan Common Share to be delivered for each 1 Pechiney Common Share or each 10 Pechiney Bonus Allocation Rights, and/or any cash equivalent to be delivered, is hereinafter referred to as the "Offered Security Component".) The "Average Value" will be equal to the average of the average daily trading prices of Alcan Common Shares on the New York Stock Exchange (the "NYSE"), after volume weighting and translation into Euros, over 10 stock exchange trading days chosen at random by a French huissier de justice (judicial officer) from among the 30 stock exchange trading days that fall between the 36th and the 5th stock exchange trading day (exclusive) preceding the expiration date of the Offer. The method of calculating such Average Value is described in the press release of September 15.

If, as a result of variations in the trading price of the Alcan Common Shares and in the U.S. dollar/Euro exchange rate, the Reference Value is less than € 27.40 (i.e., the trading price of the Alcan Common Shares on July 3, 2003 before filing of the initial offer, as compared with the trading price of the Alcan Common Shares of € 31.30 on September 11, 2003 before the announcement of the Offer), then the Offered Security Component will be less than € 22.90 and the value of the Offer to shareholders of Pechiney will be less than € 47.50. For purposes of simplicity, the two examples below assume that Alcan will not deliver any cash in place of all or a portion of the shares to be delivered in the Offered Security Component.

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If the Average Value of the Alcan Common Shares is equal to € 35.00 (i.e., 11.8% above the Alcan trading price on September 11, 2003, as translated into Euros), then the Reference Value will also be equal to € 35.00 and Pechiney shareholders will receive, for each 1 Pechiney Common Share tendered in the Offer, the sum of € 24.60 in cash plus an Offered Security Component of 0.6543 of an Alcan Common Share (being 22.9 divided by 35.0, rounded to the nearest four decimal places). Since the Alcan Common Shares are valued at the Average Value (i.e., € 35.00), the theoretical value of the Offer to Pechiney shareholders will be € 47.50 (plus, if applicable, € 1.00 of Additional Consideration). Accordingly, since the Alcan Common Shares are valued at the Average Value, the theoretical value of the Offer to Pechiney shareholders is equal to a maximum of € 47.50 (plus, if applicable, € 1.00 of Additional Consideration).

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If the Average Value of the Alcan Common Shares is equal to € 25.00 (i.e., 20.1% below the Alcan trading price on September 11, 2003, as translated into Euros), then the Reference Value will be equal to € 27.40 and Pechiney shareholders will receive, for each 1 Pechiney Common Share tendered in the Offer, the sum of € 24.60 in cash plus 0.8358 of an Alcan Common Share (being 22.9 divided by 27.4, rounded to the nearest four decimal places). Since the Alcan Common Shares are valued at the Average Value (€ 25.00), the theoretical value of the Offer to Pechiney shareholders will be € 45.50 (plus, if applicable, € 1.00 of Additional Consideration).

Accordingly, if the Alcan Common Shares are valued at the Average Value, an increase in the Average Value will not cause the theoretical value of the Offer to Pechiney shareholders to be greater than € 47.50 (plus, if applicable, € 1.00 of Additional Consideration). However, the theoretical value of the Offer will decrease, as a result of changes in the Average Value, to the extent that the Average Value is less than € 27.40.

Since the Offered Security Component depends on variations in both the trading price of the Alcan Common Shares and the U.S. dollar/Euro exchange rate, it is likely that at the actual date of delivery of the securities, the Offered Security Component will not be exactly equal to € 22.90 for each 1 Pechiney Common Share, each 10 Pechiney Bonus Allocation Rights or each 2 Pechiney ADSs, even if the Average Value is equal to or greater than € 27.40. Accordingly, it is likely that the total of the cash consideration of € 24.60 plus the amount of the Offered Security Component at the actual date of delivery of the securities will not be exactly equal to € 47.50 (plus, if applicable, € 1.00 of Additional Consideration). This is illustrated by the following example:

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If the Average Value of the Alcan Common Shares is equal to € 35.00, then the Reference Value will also be equal to € 35.00 and Pechiney shareholders will receive, for each 1 Pechiney Common Share tendered in the Offer, the sum of € 24.60 in cash plus an Offered Security Component of 0.6543 of an Alcan Common Share. Between the date of determination of the Average Value (and therefore of the Offered Exchange Ratio) and the actual date of delivery of the securities, the trading price of the Alcan Common Shares (as translated into Euros) may vary, both as a result of normal changes in the trading price of the Alcan Common Shares on the NYSE and as a result of variations in the U.S. dollar/ratio exchange rate. If, at the actual date of delivery of the securities, the trading price of the Alcan Common Shares (as translated into Euros) is only € 34.00 (as opposed to an Average Value of € 35.00), the actual value of the Offer to Pechiney shareholders will be € 46.80. If, on the other hand, the trading price of the Alcan Common Shares (as translated into Euros) at the actual date of delivery of the securities is € 36.00 (as opposed to an Average Value of € 35.00), the actual value of the Offer to Pechiney shareholders will be € 48.20. These two examples exclude any potential Additional Consideration of € 1.00.

In connection with the Offered Security Component, Alcan has reserved the right to substitute an equivalent amount of cash in place of all or a portion of the Alcan Common Shares to be delivered, valued at the Reference Value. The following example illustrates this possibility (excluding any potential Additional Consideration of € 1.00):

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If the Average Value of the Alcan Common Shares is equal to € 35.00, then the Reference Value will also be equal to € 35.00 and Pechiney shareholders would have received, for each 1 Pechiney Common Share tendered in the Offer (in the absence of any cash substitution), the sum of € 24.60 in cash plus an Offered Security Component of 0.6543 of an Alcan Common Share. If, for example, Alcan decides to substitute a cash amount of € 3.00 in place of a portion of the Alcan Common Shares to be delivered, Pechiney shareholders will receive the sum of € 27.60 in cash (€24.60 plus € 3.00) and 0.5686 of an Alcan Common Share (being the difference between 22.9 and 3.0, i.e. 19.9, divided by the Reference Value which, in this example, is € 35.00) instead of 0.6543 of an Alcan Common Share. It should be noted that in this example, the theoretical value of the Offer after accounting for the cash substitution, based on the Average Value, remains € 47.50.

Pursuant to article 7 of the COB Rule book no. 2002-04, this press release was disclosed to the Commission des opérations de bourse before its release. »

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Pursuant to article 7 of the COB Rule book no. 2002-04, this press release was disclosed to the Commission des opérations de bourse before its release.

PECHINEY is an international group listed on the Paris and New York stock exchanges. Its three core businesses are primary aluminum, aluminium conversion and packaging. Pechiney achieved sales of €11.9 billion in 2002. It employs 34,000 employees.

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Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
	Investor Relations Contacts:	Press Contacts:
Charles L. Ranunkel:	Tél.: 33 1 56 28 25 07	Chrystèle Ivins:	Tél.: 33 1 56 28 24 18
	Fax: 33 1 56 28 33 38	chrystele.ivins@pechiney.com

	PECHINEY	Stephan Giraud:	Tél.: 33 1 56 28 24 19
	7, place du Chancelier Adenauer	stephan.giraud@pechiney.com
75116 Paris, France
E-mail: Pechiney-IR-Team@pechiney.com
Internet : http://www.pechiney.com